March 21, 2014

VIA EDGAR

Larry Spirgel, Assistant Director

Terry French, Accounting Branch Chief

Christine Adams, Senior Staff Accountant

Brandon Hill, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Nord Anglia Education, Inc.
Registration Statement on Form F-1 (File No. 333-193989)

Dear Mr. Spirgel, Mr. French, Ms. Adams and Mr. Hill:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Nord Anglia Education, Inc. (the “Company”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern time, on March 25, 2014, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 6,170 copies of the preliminary prospectus dated March 11, 2014, through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance, and will act in compliance, with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature pages follow]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC

As Representatives of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sam Shah
	Name:	Sam Shah
	Title:	Director

[Underwriters’ Acceleration Request Letter]

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

[Underwriters’ Acceleration Request Letter]

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
	Name:	Alice Takhtajan
	Title:	Executive Director

[Underwriters’ Acceleration Request Letter]